NO ACT

PE
12-31-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09035368

Received SEC
FEB 27 2009
Washington, DC 20549

February 27, 2009

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-27-09

Re: Nucor Corporation
Incoming letter dated December 31, 2008

Dear Mr. DeLaney:

This is in response to your letter dated December 31, 2008 concerning the shareholder proposal submitted to Nucor by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nucor Corporation
Incoming letter dated December 31, 2008

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that Nucor may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Nucor may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

By Email: shareholderproposals@sec.gov

Re: Nucor Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Nucor Corporation ("Nucor"), by letter dated December 31, 2008 that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2009 proxy materials.

I. Introduction

Proponent's shareholder proposal to Nucor urges:

> the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Nucor argues that the Proposal is excludable "because it seeks to involve (i) our stockholders in the provision of employee health benefits and (ii) the Company in the political debate surrounding health reform." [Rule 14a-8(i)(7)]. Citing Exchange Act Release No. 34-

40018 (May 21, 1998), Nucor wrongly contends that the Proposal would require the Corporation to

> adopt universal health care principles imposing standards on health care coverage and health insurance which would impact how the Company determines employee health care benefits issues.

Contrary to the Corporation's assertions, the Proposal raises a significant social policy issue that that by its very nature transcends "the day-to-day business matters" of Nucor. (Exchange Act Release No. 34-40018, May 21, 1998). Moreover, the Proposal in no way imposes standards on Nucor's health benefits. *General Motors* Corporation, 2008 SEC No-Act. LEXIS 419 (March 26, 2008); *Exxon Mobil Corporation,* 2008 SEC No-Act. LEXIS 234 (February 25, 2008); *Xcel Energy*, 2008 SEC No-Act. LEXIS 178 (February 15, 2008); *UST, Inc.*, 2008 SEC No-Act. LEXIS 116 (February 7, 2008); *United Technologies Corporation,* 2008 SEC No-Act. LEXIS 123 (January 31, 2008); *Boeing,* 2008 SEC No-Act. LEXIS 139 (February 5, 2008). *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007).

The Proposal focuses Nucor on "the public's health," rather than on "an internal assessment of the liabilities that the company faces as a result of its operations that may adversely affect...the public's health." (Staff Legal Bulletin No. 14C (CF), June 28, 2005). The Proposal is a proper matter for shareholder consideration. Indeed, in 2008, IBM, a leading company that in the past successfully sought to exclude shareholder proposals calling for reports on health care costs and reform, decided not to do so with a proposal that is virtually identical to the Proposal before Nucor. Instead, IBM wrote to the Proponent and adopted the principles for health reform that are contained in the Proposal.[1] McDonald's, General Electric, Peabody Energy, Starbucks, UnitedHealth Group, Kohl's, Target and Verizon are but a few of the many companies that have adopted principles for health care reform after receiving the same Proposal as Nucor.

II. The Proposal is not excludable under Rule 14a-8(i)(7) as an ordinary business matter because it focuses on significant social policy issues that transcend the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 34-40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before Nucor is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask Nucor to provide any information or reports on its internal operations. Instead, it asks Nucor to focus externally on health care reform as a significant social policy issue affecting Nucor and the public's health.

[1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached).

Health care reform is, in fact, one of the most important domestic issues in America. Public opinion polls by the *The Wall Street Journal*/ NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues...That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[2] Moreover, President Barack Obama has consistently described health care reform as a major domestic priority.[3]

Many businesses now cite health care costs as their biggest economic challenge and the Business Roundtable's president, John Castellani, has called health care reform a top priority for business and Congressional action."[4] Nucor, in fact, is a member of the Business Roundtable.[5] The CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[9]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15

---

[2] *The Wall Street Journal*, December 4, 2007, p. A1.
[3] The Office of the President-elect, "The Obama-Biden Plan," http://change.gov/agenda/health_care_agenda/ (accessed January 16, 2009).
[4] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.
[5] Business Roundtable, Membership http://www.businessroundtable.org/about/members#N Accessed January 29, 2009.
[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.
[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf (Accessed December 4, 2007).
[8] *The Wall Street Journal*, November 13, 2007, p. B4.
[9] *The New York Times*, February 7, 2007.

million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

B. The proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

The Proposal urges Nucor to adopt a statement of principles for health care reform. It neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Corporation. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation,* 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

Nucor narrowly characterizes the Proposal here as one concerned with "employee health care benefits issues" at the Company. But the plain language of the proposal and the supporting statement describe "health care reform" in the context of a significant social policy affecting the Corporation and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, which shows companies pay as much as $1,160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[11] The supporting statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[12]

Nucor argues that the even though the Proposal only asks the Company to adopt principles for health care reform, it would actually "impact how the Company determines employee health benefits issues." The Proposal, however, asks for nothing more than the adoption of principles for health reform. It neither asks for reports on health reform, nor does it ask Nucor to alter or evaluate the impact of the principles on its employee health benefits.

The matter of a report in connection with principles for health care reform is significant in the context of this Proposal. Adopting principles for health care reform is a carefully circumscribed task that can properly be accomplished by the board of directors in response to a shareholder proposal. Reporting, or addressing the Company's health care coverage would

[10] *The New York Times*, August 31, 2007.
[11] Kenneth Thorpe, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.
[12] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.

involve ordinary business matters before the management of the Company. Health care reform is a significant social policy, as documented by the Proponent. Reporting on this matter, however, may well involve matters of ordinary business. Both the form ---principles for health care reform—and the substance—health care reform—create the bright line that makes the subject of this Proposal a significant social policy issue: a distinction with a difference.

This distinction is significant. Health insurance coverage is a matter of ordinary business for any company. It is a matter of day-to-day business activity and costs, which Commission decisions and Rule 14a-8(i)(7) have clearly left to management, not shareholders. Nucor, however, ignores the plain language of the Proposal in a strained attempt to link it to the Company's ordinary business.

It is abundantly clear that the subject matter of the Proposal is principles for health care reform, not health care coverage. Health care coverage is a matter of the amount, duration and scope of health insurance coverage available to individuals—all matters within the ordinary business of a corporation. Principles for health care reform, however, involve the policy elements required to properly insure all Americans. Proponent has cited extensive data demonstrating that health care reform is, indeed, a significant social policy issue. It is even more so as of this writing, based upon the policies of President Obama, public opinion polling, economic studies and the number of US companies that have already adopted principles for health care reform. .

Properly framed, the question presented by this Proposal is whether adopting principles for health care reform, based upon principles reported by the Institute of Medicine, is a matter relating to the ordinary business operations of the Company? The answer is clearly, "No."

C. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires Nucor to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated above, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform. The evidence continues to mount that health care reform is a significant social policy issue.[13] Indeed, United Technologies Corporation, which, in 2008 unsuccessfully sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has

---

[13] Robert J. Blendon, et al. "Voters and Health reform in the 2008 Presidential Election," 359 New England Journal of Medicine 19 (November 6, 2008); Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted from Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

now adopted its own principles for health care reform.[14] IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with Proponent that resulted in a statement of principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as IBM and United Technologies have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992) mischaracterizes the proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[15] Proponent makes no such request.

The Company also cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002) in which the proposal called upon IBM to report on

> the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less,
> Join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The Proposal makes no request for a report or data regarding Nucor's health benefits operations, nor does it call upon the Company to join with any other company or organization to support a "national health insurance system." Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806, (October 26, 2004).

Dole Food Company 1992 SEC No-Act. LEXIS 154 (February 10, 1992) involved a proposal seeking to involve the company in the legislative process. While the Commission's decision to permit the company to exclude the proposal was reversed by the U.S. District Court, it was remanded as moot by the U.S. Court of Appeals for the Second Circuit, *New York City Employees 'Retirement System v. Dole Food Company*, 969 F.2d 1430, 1433 (1992). Contrary to Nucor's assertions, the Proposal before the Company in no way calls upon the Company to involve itself in the legislative or political process.

II. Conclusion

Nucor has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

---

[14] Letter from Kathleen M. Hopko, Vice President, Secretary and Associate General Counsel, United Technologies Corporation to Robert E. McGarrah, Jr., December 4, 2008 (Exhibit "B").

[15] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at the Corporation. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since Nucor has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Corporation's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

Attachments
cc: Ernest S. DeLaney III, Esq.

Exhibit "A"



Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,



Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

Exhibit "B"

United Technologies Corporation
United Technologies Building
Hartford CT 06101
(860) 728-7304

Kathleen M. Hopko
Vice President
Secretary and Associate General Counsel


United
Technologies

December 4, 2008

Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006

Re: Health Care Reform

Dear Mr. McGarrah:

It was good to speak with you on the various issues surrounding the current health care system in the United States.

United Technologies Corporation (UTC) acknowledges the importance of health care issues and has worked and will continue to work with insurers and health care providers to offer its employees quality health care coverage at reasonable costs. UTC also participates with other employers in discussions with legislators and governments on proposals to enhance coverage and ease the cost burden of health care. Importantly, UTC supports wellness initiatives ranging from on-site fitness centers to weight control and smoking cessation programs to provide employees with information and access to preventive health care practices.

UTC recognizes that the current health care system needs improvement to make health care coverage available and more affordable for corporations as well as for individuals and families. We therefore support reform which would build on the current voluntary market-based system to enable private companies such as UTC to continue to offer health care choices to its employees in a cost effective manner that promotes access to high-quality care that is effective, safe, timely, patient-centered and equitable.

However, UTC believes a unified code of health care regulations at the national level is far superior to 50 disparate sets of health care requirements at the state level so that any resulting solution applies to U.S. employers in general.

Thank you for your interest in United Technologies Corporation.

Very truly yours,

K. M. Hopko

K. M. Hopko

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

December 31, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nucor Corporation
Exclusion of Stockholder Proposal Relating to Health Care Reform Principles

Dear Ladies and Gentlemen:

Nucor Corporation (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the stockholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual stockholders' meeting. The Proposal was submitted to the Company by the AFL-CIO Reserve Fund (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's stockholders of the following resolutions:

"RESOLVED: Shareholders of Nucor Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by providing access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by stockholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude stockholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a stockholder proposal if it relates to the company's ordinary business operations. As discussed below, we believe that the Company may properly exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(7) because it seeks to involve (i) our stockholders in the provision of employee health benefits and (ii) the Company in the political debate surrounding health care reform.

A. The Proposal is excludable because it deals with matters relating to the Company's ordinary business operations, namely general employee benefit matters.

Rule 14a-8(i)(7) permits an issuer to exclude a stockholder proposal if it relates to the company's ordinary business operations. The policy behind Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Commission indicated in Release No. 34-40018 that the two central considerations in applying the ordinary business operations exclusion are the subject matter of the proposal and whether the proposal seeks to "micro-manage" the company. *Id.* The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment." *Id.* The Company believes the Proposal is excludable because the subject matter covered by the Proposal is the Company's provision of employee benefits, a subject matter that falls directly within the scope of the Company's day-to-day business operations.

The Proposal requests that the Company's board of directors adopt universal health care principles imposing standards on health care coverage and health insurance which would impact how the Company determines employee health care benefits issues. The design, maintenance and administration of health benefit plans are part of a company's ordinary business operations. In its day-to-day employee benefits administration, the Company determines the coverage and applicable eligibility requirements for employees and their families. Employee health care plans are complex and necessarily involve careful assessments by management in an effort to achieve the appropriate balance in the overall package of benefits to employees, taking into account the company's resources, employee incentives, morale and retention, as well as stockholder interests. In short, the complex business considerations involved in making determinations regarding the provision of employee benefits make it impracticable for stockholders to decide how to address such issues at an annual stockholders' meeting. As a result, the Proposal should be treated as relating to the Company's ordinary business matter of providing employee benefits, and therefore excludable under Rule 14a-8(i)(7).

The Commission's staff has a long-standing policy of determining that stockholder proposals that deal with health care benefits, and specifically rising health care and health insurance costs, are excludable under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., employee benefits). For example, in *General Motors Corporation* (April 11, 2007), the Commission's staff permitted the company to exclude a proposal requesting that the company issue a report "on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." The Commission's staff upheld exclusion of this same proposal in at least four other cases: *Target Corporation* (February 27, 2007); *Federated Department Stores, Inc.* (February 26, 2007); *3M Company* (February 20, 2007) and *Kohl's Corporation* (January 8, 2007). Similarly, in *General Motors Corporation* (March 24, 2005), the Commission's staff concurred that the company could exclude a proposal requesting that the board establish a committee "to develop specific reforms for the health cost problem" because it related to "employee benefits." *See also International Business Machines Corporation* (January 13, 2005) (proposal requesting that the board prepare a report examining the competitive impact of rising health insurance costs, including information regarding the company's health care costs and expenditures and steps or policies that the board has adopted, or is considering, to reduce such costs). The Commission's staff has also determined that proposals that relate to health care costs in a broader context, requiring a company to provide information about health care costs and support the establishment of a national health insurance system, are a matter of ordinary business operations and therefore excludable under Rule 14a-8(i)(7). *See, e.g., International Business Machines Corporation* (January 21, 2002) (proposal seeking to require IBM to provide its stockholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system).

Most notably, the Commission's staff, earlier this year, in two separate decisions, concurred with the view that a stockholder proposal substantially similar to the Proposal was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., employee benefits). *See Wyeth* (February 25, 2008) and *CVS Caremark Corporation* (January 31, 2008). Just like the Proposal, the stockholder proposals in *Wyeth* and *CVS Caremark* requested that the company's board of directors adopt the same principles for comprehensive health care reform. The only difference between the Proposal and the proposals in *Wyeth* and *CVS Caremark* is that the proposals in those cases also requested that the company's board of directors report annually on the implementation of the health care reform principles.

We are also aware that earlier this year the Commission's staff denied no-action letter requests from a number of companies to omit a stockholder proposal identical to the Proposal in reliance on Rule 14a-8(I)(7). *See General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *Xcel Energy Inc.* (February 15, 2008); *UST, Inc.* (February 7, 2008); *The Boeing Corporation* (February 5, 2008) and United Technologies Corporation (January 31, 2008). The position expressed by the Commission's staff in those decisions, however, does not affect the Company's belief that it may properly exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7). The Commission's staff's position in those cases is not only inconsistent with its recent decisions in *Wyeth* and *CVS Caremark* but also with its long-standing policy of allowing the exclusion of proposals dealing with health care benefits as relating to ordinary business operations (i.e., employee benefits). Moreover, there are no prior no-action letters or public statements to support the conclusion that the Commission's staff has determined health care reform to be a "significant social policy issue" such that proposals regarding health care reform fall outside the Rule 14a-8(i)(7) exclusion. Rather, with the exception of the line of decisions earlier this year, the Commission's staff has consistently found that proposals addressing health care reform are excludable under Rule 14a-8(i)(7), as relating to ordinary business matters, namely employee benefits.

B. The Proposal is excludable because it relates to ordinary business matters by attempting to involve the Company in the political and legislative process regarding national health care reform.

Furthermore, as a subset of the "ordinary business operations" exception, the Commission's staff has found stockholder proposals excludable where, as here, they seek to involve the company in the political or legislative process and are ultimately directed at a company's ordinary business operations. For example, in *International Business Machines Corporation* (January 21, 2002), the Commission's staff concurred in the exclusion of a proposal that, like the Proposal, asked the company to join the political debate on health care reform. Specifically, the proposal at issue in *IBM* asked the company to join with other corporations to support the establishment of a national health insurance system. The Commission's staff concurred that the proposal was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." Similarly, in *Chrysler Corporation* (February 10, 1992), the Commission's staff concurred that a proposal requesting that the company support and lobby for universal health coverage was excludable because it was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations." The company argued that the proposal sought to compel Chrysler to actively endorse a nationwide voucher system of health care coverage and thus would impact how it determined employee health care benefit plans which are part of its ordinary business operations. *See also Brown Group, Inc.* (March 29, 1993) (requesting that the board establish a committee to evaluate the impact of various health care reform proposals on the company and prepare a report of its findings); *Brunswick Corporation*. (February 10, 1992) (proposal requesting the registrant to establish a committee of the board to prepare a report (i) comparing health standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States); *Dole Food Company, Inc.* (February 10, 1992) (proposal seeking to establish committee of the board to evaluate the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company"); *GTE Corporation* (February 10, 1992) (same) and *Minnesota Mining & Manufacturing Co.* (February 10, 1992) (same). Similarly, the Proposal seeks to involve the Company inappropriately in the political debate over health care reform.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

ESD
Enclosure

Exhibit A

Shareholder Proposal

RESOLVED: Shareholders of Nucor Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 12, 2008

Sent by FAX and UPS Next Day Air

Ms. A. Rae Eagle, Corporate Secretary
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

Dear Ms. Eagle:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Nucor Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

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